Exhibit K

PricewaterhouseCoopers, S.C. Edificio MW Alberto Cossio 105 Piso 12 Fracc Tangamanga 78269 San Luis Potosí, S.L.P. Teléfono (444) 817 9217 Fax (444) 817 8421
December 3, 2003

British Columbia Securities Commission Alberta Securities Commission Manitoba Securities Commission Ontario Securities Commission

Subject:	Consent to Securities Regulators in connection with a “Long-Form” Prospectus of Metallica Resources Inc.

Dear Sirs:

We refer to the prospectus of Metallica Resources Inc. dated December 1, 2003 relating to the sale and issue of 38,700,000 units.

We consent to the use in the above-mentioned prospectus of our report dated January 12, 2001 on the following financial statements of Minera San Xavier, S. A. De C. V.:

•	Statements of stockholders’ equity, operations and cash flows for the year ended December 31, 2000

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

Securities Commissions
December 3, 2003

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

San Luis Potosi, Mexico	(signed) “Enrique Asiain T.”
December 3, 2003
PricewaterhouseCoopers